

BIOGEN

Notice of 2002 Annual Meeting
and Proxy Statement





BIOGEN

May 8, 2002

Dear Stockholder:

You are cordially invited to attend the 2002 Annual Meeting of Stockholders of Biogen, Inc. to be held at 10:00 a.m. Eastern Time on Friday, June 14, 2002 at the Company's offices located at 15 Cambridge Center, Cambridge, Massachusetts 02142. For your convenience, Biogen is also pleased to offer a webcast of the meeting open to the public and accessible at www.biogen.com under "Investor Relations."

The Notice of Annual Meeting, proxy statement and proxy card are enclosed. At this year's Annual Meeting, four persons will be elected to the Board of Directors. In addition, the Company will ask the stockholders to ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending December 31, 2002. The Board of Directors recommends that you vote FOR the re-election of the slate of director nominees named in the Proxy Statement and FOR the ratification of appointment of the independent accountants. Please refer to the Proxy Statement for detailed information on each of the proposals. If you have any further questions concerning the Annual Meeting or any of the proposals, please contact Biogen Investor Relations at (617) 679-2812. For questions relating to voting, please contact D.F. King & Co., Inc., our proxy solicitors, at (800) 347-4750 (within the U.S. and Canada) or (212) 869-5550 (outside the U.S. and Canada, call collect).

Whether you plan to attend the Annual Meeting or not, it is important that you promptly fill out, sign, date and return the enclosed proxy card in accordance with the instructions set forth on the card. This will ensure your proper representation at the Annual Meeting.

Sincerely,

James C. Mullen

JAMES C. MULLEN
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE REMEMBER TO RETURN YOUR PROXY PROMPTLY.

BIOGEN, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 14, 2002

TO THE STOCKHOLDERS OF BIOGEN, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Meeting") of Biogen, Inc., a Massachusetts corporation, will be held at 10:00 a.m. on Friday, June 14, 2002 at Biogen's offices located at 15 Cambridge Center, Cambridge, Massachusetts 02142 for the following purposes:

1. To elect four members to the Board of Directors to serve for a three-year term ending at the Annual Meeting of Stockholders in 2005 and until their successors are duly elected and qualified or their earlier resignation or removal.

2. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending December 31, 2002.

3. To transact such other business as may be properly brought before the Meeting and any adjournments.

The Board of Directors has fixed the close of business on April 22, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting and at any adjournments.

All stockholders are cordially invited to attend the Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A return, postage-paid, self-addressed envelope is enclosed for your convenience.

BY ORDER OF THE BOARD OF DIRECTORS



JAMES C. MULLEN
President and Chief Executive Officer

Cambridge, Massachusetts
May 8, 2002

BIOGEN, INC.
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2000

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 14, 2002

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Biogen, Inc. ("Biogen" or the "Company") of proxies to be voted at the Annual Meeting of Stockholders (the "Meeting") which will be held at the Company's offices at 15 Cambridge Center, Cambridge, Massachusetts 02142 on Friday, June 14, 2002 at 10:00 a.m. for the purposes stated in the accompanying Notice of Annual Meeting of Stockholders. Shares represented by valid proxies, received in time for the Meeting and not revoked prior to the Meeting, will be voted at the Meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to the Clerk of the Company a signed statement of revocation or a duly executed proxy bearing a later date. Any stockholder who has executed a proxy but is present at the Meeting may vote in person by revoking the proxy. This Proxy Statement and the accompanying proxy are being mailed on or about May 8, 2002 to all stockholders entitled to notice of and to vote at the Meeting.

The close of business on April 22, 2002 is the record date for determining the stockholders entitled to notice of and to vote at the Meeting. On that date, the Company had 148,521,208 shares of Common Stock outstanding and entitled to vote.

The Annual Report to Stockholders for the fiscal year ended December 31, 2001 is being mailed to the stockholders with this Proxy Statement, but does not constitute a part of this Proxy Statement.

ELECTION OF DIRECTORS

The Company's Board of Directors (the "Board") currently consists of twelve members divided into three classes of four, serving staggered three-year terms. The term of one class expires at the Meeting. If re-elected, each member of this class will hold office until the Annual Meeting of Stockholders in 2005 and until their successors are duly elected and qualified unless they resign or are removed.

Vote

A plurality of the votes cast at the Meeting is required to elect a director. If any nominee is unable or unwilling to accept nomination or election, the shares represented by the enclosed proxy will be voted for the election of such other person as the Board may recommend. THE BOARD RECOMMENDS THE ELECTION OF THOMAS F. KELLER, ROGER H. MORLEY, JAMES C. MULLEN AND PHILLIP A. SHARP AS DIRECTORS.

Information about the Directors



Director since 1990; member of the class of directors with term ending in 2004; President, Chief Operating Officer and Director, Allied-Signal, Inc. (now Honeywell International Inc.) from 1988 until he retired in 1993; from 1983 to 1988, Executive Vice President and President, Engineered Materials Sector, Allied-Signal, Inc.

Alan Belzer
(age 69)



Director since 1986; member of the class of directors with term ending in 2003; Managing Director, The Henley Group, Inc. from 1986 until he retired in 1990; from 1983 to 1985, Executive Vice President, Finance and Planning, Allied-Signal, Inc. (now Honeywell International Inc.).

Harold W. Buirkle
(age 81)



Director since 1997; member of the class of directors with term ending in 2004; Managing Member, Venture Capital Investors, LLC since 1997; Donaghey University Professor and Dean, Donaghey College of Information Science and System Engineering at University of Arkansas at Little Rock since 1998; Under Secretary for Technology, United States Department of Commerce from 1993 to 1997; Senior Vice President, Technology, Allied-Signal, Inc. (now Honeywell International Inc.) from 1988 to 1993; Director of IDEXX Laboratories, Inc. and Whatman Co. plc.

Mary L. Good, Ph.D.
(age 70)



Director since 1996; R.J. Reynolds Professor of Business Administration, Duke University, since 1974; Dean, Fuqua School of Business, Duke University, from 1974 until 1996 and Dean, Fuqua School of Business Europe, Duke University, from 1999 until 2001; Director of Dimon, Inc., Wendy's International, and Nations Funds.

Thomas F. Keller, Ph.D.
(age 70)
Nominee for Re-Election



Roger H. Morley
(age 70)
Nominee for Re-Election

Director since 1987; Vice President, Schiller International University, Heidelberg, Germany since 1983; Co-Managing Director, R&R Inventions Ltd., Birmingham, U.K.



James C. Mullen
(age 43)
Nominee for Re-Election

Director since 1999; Chief Executive Officer of Biogen since 2000; President of Biogen since 1999; Chief Operating Officer of Biogen from 1999 until 2000; Vice President–International of Biogen from 1996 until 1999; Vice President–Operations of Biogen from 1991 to 1996. Prior to joining Biogen in 1989, Mr. Mullen held various positions of responsibility at SmithKline-Beckman Corporation (now GlaxoSmithKline plc) from 1984 to 1988, including Director of Engineering, SmithKline and French Laboratories Worldwide.



Sir Kenneth Murray, Ph.D.
(age 71)

Director since 1980; member of the class of directors with term ending in 2004; Biogen Professor of Molecular Biology, University of Edinburgh, Scotland since 1984 (Emeritus since 1998); during 1985 and 1986, Interim Research Director of Biogen S.A.; Fellow of the Royal Society.



Eckhard Pfeiffer
(age 60)

Director since February 2002; member of the class of directors with term ending in 2003; President and Chief Executive Officer, Compaq Computer Corporation, Houston, Texas from 1991 until he retired in 1999; President, Compaq Europe and International from 1983 to 1991; from 1964 to 1983, served in key management positions for Texas Instruments, Inc. Chairman of Board of Directors, Intershop Communications, AG; Director, General Motors Corporation, Hughes Electronics Corporation, Telefonaktiebolaget LM Ericsson, IFCO Systems N.V. and Syntek Capital AG; member, Advisory Board of Deutsche Bank; Executive Board, Southern Methodist University, Cox School of Business; and Board of Visitors, M.D. Anderson Cancer Center.



Phillip A. Sharp, Ph.D.
(age 57)
Nominee for Re-Election

Director since 1982; Director of the McGovern Institute for Brain Research, Massachusetts Institute of Technology since March 2000; Institute Professor, Center for Cancer Research, MIT since 1999; from 1991 until 1999, Salvador E. Luria Professor and Head of the Department of Biology, Center for Cancer Research, MIT; Director of the Center for Cancer Research at MIT from 1985 to 1991; Nobel Laureate.



Alan K. Simpson
(age 70)

Director since 1997; member of the class of directors with term ending in 2003; Visiting lecturer, University of Wyoming since 2000; Former Director of the Institute of Politics and Visiting Lecturer, John F. Kennedy School of Government, Harvard University from 1997 to 2000; United States Senator from Wyoming from 1979 to 1997; Assistant Majority Leader, United States Senate from 1984 to 1994; Director of I.D.S.-American Express.



James W. Stevens
(age 65)

Director since 1986; member of the class of directors with term ending in 2004; Chairman, Prudential Asset Management Group from 1993 until he retired in 1995; Executive Vice President, The Prudential Insurance Company of America and Prudential Investment Corporation from 1987 to 1995; Managing Director, Dillon, Read & Company Inc. from 1985 until 1987; from 1984 until 1985, Group Executive of Citicorp and Citibank N.A. and Chairman of Citicorp Venture Capital, Ltd; Director of Maxcor Financial Group Inc.



James L. Vincent
(age 62)

Director since 1985; Member of the class of directors with term ending in 2003; Chairman of the Board of Directors of Biogen since 1985; Chief Executive Officer of Biogen from December 1998 to 2000 and from 1985 until 1997; President of Biogen from 1985 to 1994; from 1982 to 1985, Group Vice President, Allied-Signal, Inc. (now Honeywell International Inc.) and President, Allied Health and Scientific Products Company; from 1979 through 1980, Executive Vice President, Chief Operating Officer and a Director of Abbott Laboratories, Inc.

Information Regarding the Board and its Committees

The Board of Directors has a Compensation and Management Resources Committee, a Finance and Audit Committee, a Stock and Option Plan Administration Committee, and a Nominating Committee. The Compensation and Management Resources Committee, whose members are Roger H. Morley (Chairman), Harold W. Buirkle, Mary L. Good, Eckhard Pfeiffer, Phillip A. Sharp and James L. Vincent, makes

4

recommendations to the Board of Directors concerning remuneration and benefits for senior executives, and reviews executive development and succession. The Stock and Option Plan Administration Committee administers certain stock and stock option plans. The members of the Stock and Option Plan Administration Committee are Harold W. Buirkle and Roger H. Morley, each of whom are non-employee directors within the meaning of the rules of Section 16 of the Securities Exchange Act of 1934. The Nominating Committee, whose members are Alan Belzer (Chairman), Kenneth Murray, Alan K. Simpson, James W. Stevens and James L. Vincent, identifies, evaluates and nominates candidates to fill Board positions. The Nominating Committee will consider nominees recommended by the Company's stockholders. Stockholders wishing to nominate a person for election to the Board of Directors must follow the procedures described in the Company's By-laws. The Finance and Audit Committee acts on behalf of the Board of Directors to oversee all aspects of the Company's financial reporting, internal control and audit functions. A report of the Finance and Audit Committee on its activities is set forth below. The Finance and Audit Committee consists of four non-employee directors of the Company, each of whom is independent within the meaning of the rules of the National Association of Securities Dealers. The members of the Finance and Audit Committee are Thomas F. Keller (Chairman), Alan Belzer, Harold W. Buirkle and James W. Stevens.

The Board of Directors and the Stock and Option Plan Administration Plan Committee met five times in 2001. The Finance and Audit Committee met eight times in 2001. The Compensation and Management Resources Committee met seven times in 2001. The Nominating Committee met once in 2001. No director attended fewer than 75% of the total number of meetings of the Board or of Committees of the Board on which he or she served during 2001.

Non-employee members of the Board of Directors receive a $20,000 per year retainer, $1,500 for each Board of Directors meeting attended and $750 for attending each meeting of Committees of the Board of Directors on which they serve, except for Committee chairmen, who receive $1,000 per Committee meeting attended. Those directors who are members of the Company's Scientific Board and who are not Company employees also received in 2001 an annual consulting fee of $20,000, $2,000 per day for Scientific Board meetings, and $500 per day for each full working day spent in the Company's laboratories, except for Phillip A. Sharp, the Chairman of the Scientific Board whose annual consulting fee in 2001 was $75,000. Directors may defer all or part of their cash compensation pursuant to the Company's Voluntary Board of Directors Savings Plan. Non-employee directors are eligible to participate in the Company's 1985 Non-Qualified Stock Option Plan, as amended (the "1985 Plan"). In 2001, Harold W. Buirkle, Roger H. Morley, Kenneth Murray, Phillip A. Sharp and James W. Stevens were each granted options for the purchase of 30,000 shares of the Company's Common Stock under the 1985 Plan. Mr. Buirkle's grant was made at an exercise price of $51.485. Mr. Morley's grant was made at an exercise price of $68.625. Mr. Murray's grant was made at an exercise price of $56.825. Mr. Sharp's grant was made at an exercise price of $56.395. Mr. Stevens' grant was made at an exercise price of $55.26. Each grant vests in three equal installments over three years on the anniversary of the date of grant. Under the 1985 Plan, new non-employee directors receive options to purchase 70,000 shares upon joining the Board of Directors. Mr. Pfeiffer received a grant in such amount at an exercise price of $55.715 upon joining the Board in February 2002.

Finance and Audit Committee Report

The Finance and Audit Committee's role is to act on behalf of the Board of Directors in the oversight of all aspects of the Company's financial reporting, internal control and audit functions. The role and responsibilities of the Finance and Audit Committee are set forth in the written charter adopted by the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls.

In fulfilling its oversight responsibilities, the Finance and Audit Committee reviewed and discussed the audited financial statements contained in the Annual Report on Form 10-K for fiscal year 2001 with management. The Finance and Audit Committee discussed with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), the Company's independent accountants, the overall scope and plans for their audit. The Finance and Audit Committee also met with PricewaterhouseCoopers, with and without management present, to discuss the results of their examination, management's response to any significant findings, their evaluations of the Company's internal controls, the overall quality of the Company's financial reporting, the selection, application and disclosure of critical accounting policies, new accounting developments and accounting-related disclosure, the key accounting judgments and assumptions made in preparing the audit and whether the financial statements would have materially changed had different judgments and assumptions been made, and other pertinent items related to the Company's accounting, internal controls and financial reporting.

The Finance and Audit Committee also reviewed and discussed with PricewaterhouseCoopers the matters required to be discussed with the Finance and Audit Committee under generally accepted auditing standards (including Statement on Auditing Standards No. 61). In addition, the Finance and Audit Committee discussed with PricewaterhouseCoopers the independence of PricewaterhouseCoopers from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1. The Finance and Audit Committee has determined that the provision of non-audit services to the Company by PricewaterhouseCoopers is compatible with their independence.

In reliance on these reviews and discussions, the Finance and Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

The Finance and Audit Committee of the Board of Directors
    Thomas F. Keller (Chairman)
    Alan Belzer
    Harold W. Buirkle
    James W. Stevens

RATIFICATION OF THE SELECTION OF
INDEPENDENT ACCOUNTANTS

The Board has selected PricewaterhouseCoopers LLP, independent accountants, to examine the financial statements of the Company for the year ending December 31, 2002. PricewaterhouseCoopers examined the Company's financial statements for the year ended December 31, 2001. If the stockholders do not ratify the selection of PricewaterhouseCoopers as the Company's independent accountants, the Board will reconsider its selection. The Company expects that representatives of PricewaterhouseCoopers will attend the Meeting, have the opportunity to make a statement if they so desire, and be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed for professional services rendered by PricewaterhouseCoopers for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and review of the financial statements included in the Company's Quarterly Reports on Form 10-Q for such fiscal year were approximately $512,894.

Financial Information Systems Design and Implementation Fees

The Company did not incur any fees from PricewaterhouseCoopers for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001.

All Other Fees

The aggregate fees billed for services rendered by PricewaterhouseCoopers, other than the services referred to above, for the fiscal year ended December 31, 2001 were approximately $1,190,192, consisting primarily of tax preparation and advisory services.

The Finance and Audit Committee has considered whether the provision of such services is compatible with maintaining PricewaterhouseCoopers' independence and has determined that the provision of such services is compatible with maintaining PricewaterhouseCoopers' independence.

THE BOARD RECOMMENDS RATIFICATION OF THE SELECTION OF PRICE-WATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002.

SHARE OWNERSHIP

The following table sets forth information as of April 8, 2002 concerning the ownership of the Company's Common Stock by (i) each current member of the Board, (ii) each of the Named Executive Officers in the Summary Compensation Table included in this Proxy Statement, (iii) all current directors and executive officers as a group and (iv) each stockholder of the Company known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock. Except as otherwise noted, the persons identified have sole voting and investment power with respect to their shares.

Name and Address**	Shares Beneficially Owned	
	Number(1)	Percent%(1)
Current Directors:		
Alan Belzer	174,000(2)	*
Harold W. Buirkle	271,570(3)	*
Mary L. Good	50,000(4)	*
Thomas F. Keller	80,800(5)	*
Roger H. Morley	71,800(6)	*
James C. Mullen	644,400(7)	*
Kenneth Murray	801,000(8)	*
Eckhard Pfeiffer	20,000	*
Phillip A. Sharp	982,000(9)	*
Alan K. Simpson	24,070(10)	*
James W. Stevens	314,000(11)	*
James L. Vincent	1,267,112(12)	*
Named Executive Officers Who Are Not Directors:		
Burt A. Adelman	242,022(13)	*
Sylvie L. Gregoire	68,233(14)	*
Peter N. Kellogg	45,112(15)	*
Five Percent Holders		
The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street, Los Angeles, California 90017	9,189,059(16)	6.2
All current executive officers and directors as a group (26 persons)	5,694,425(17)	3.7

   * Represents beneficial ownership of less than 1% of the Company's outstanding shares of Common Stock.

  ** Addresses are given only for beneficial owners of more than 5% of the Company's outstanding shares of Common Stock.

 (1) All references to options in these notes mean those options which are held by the respective person on April 8, 2002 and which are exercisable on April 8, 2002 or become exercisable on or before June 7, 2002. The calculation of percentages is based upon 148,511,993 shares issued and outstanding at April 8, 2002, plus shares subject to options held by the respective person as of April 8, 2002, which are exercisable on April 8, 2002 or become exercisable on or before June 7, 2002.

(2) Includes 164,000 shares which may be acquired pursuant to options and 10,000 shares which are held by partnerships of which Mr. Belzer is the general partner.

(3) Includes 40,000 shares which may be acquired pursuant to options.

(4) Represents shares which may be acquired pursuant to options.

(5) Includes 80,000 shares which may be acquired pursuant to options, of which 60,000 shares may be acquired pursuant to options held by a partnership of which Dr. Keller is a general partner. Also includes 800 shares which are held by the same partnership.

(6) Includes 70,000 shares which may be acquired pursuant to options.

(7) Includes 602,571 shares which may be acquired pursuant to options and 3,349 shares held under the Company's 401(k) plan.

(8) Includes 204,000 shares which may be acquired pursuant to options.

(9) Includes 270,000 shares which may be acquired pursuant to options.

(10) Represents shares which may be acquired pursuant to options, including 6,363 shares which may be acquired by Mr. Simpson's wife.

(11) Includes 162,000 shares which may be acquired pursuant to options.

(12) Includes 1,210,000 shares which may be acquired pursuant to options, 1,200 shares held by Mr. Vincent's wife and 4,612 shares held under the Company's 401(k) plan. The shares acquired upon exercise of certain options are subject to repurchase by the Company under certain conditions and for a specified period.

(13) Includes 232,800 shares which may be acquired pursuant to options, 2,257 shares held under the Company's 401(k) plan and 365 shares purchased pursuant to the Company's 1983 Employee Stock Purchase Plan (the "ESPP Plan").

(14) Includes 66,800 shares which may be acquired pursuant to options and 299 shares held under the Company's 401(k) plan.

(15) Includes 45,000 shares which may be acquired pursuant to options and 112 shares held under the Company's 401(k) plan.

(16) Information in the table and this footnote is based solely upon information contained in a Schedule 13G/Amendment No. 2 filed March 11, 2002 with the Securities and Exchange Commission. Various persons, including the listed five percent holder and certain of its direct and indirect subsidiaries, have the power to vote and direct the receipt of proceeds of such shares. The ultimate parent company of the five percent holder is Societe Generale, S.A. ("SG"). SG, for purposes of the federal securities laws, may be deemed ultimately to control the five percent holder and its direct and indirect subsidiaries. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all business units except the business unit of the five percent holder), may beneficially own the shares and additional shares of the Company that are not listed in the table. SG has disclaimed beneficial ownership of the shares listed in the table and the five percent holder has disclaimed beneficial ownership of shares of the Company, if any, beneficially owned by SG and any of SG's other business units.

(17) Includes 3,821,341 shares which may be acquired pursuant to options (directly or indirectly), 31,304 shares held under the Company's 401(k) plan, 1,116 shares purchased pursuant to the ESPP Plan and 15,480 shares held indirectly.

EXECUTIVE COMPENSATION

The following table sets forth the compensation received by the Company's Chief Executive Officer during 2001 and the four other most highly compensated executive officers of the Company as of December 31, 2001 (collectively, the "Named Executive Officers") for services rendered to the Company during the three fiscal years ended December 31, 2001.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Compensation($) (1)
		Salary($)	Bonus($)	Other Annual Compensation($)	Shares Underlying Options(#)	
James L. Vincent	2001	1,024,324	—	—	50,000	3,576
Chairman of the Board	2000	1,100,008	420,000	—	100,000	10,545
	1999	1,025,988	1,500,000	—	740,000	21,000
James C. Mullen	2001	914,513	993,000	—	350,000	3,651
President and Chief	2000	604,617	420,000	—	375,000	3,825
Executive Officer	1999	398,163	350,000	54,873(2)	500,000	4,577
Burt A. Adelman	2001	305,008	215,000	—	140,000	2,920
Executive Vice President —	2000	273,000	73,000	—	25,000	4,369
Research and Development	1999	260,000	73,000	—	20,000	5,042
Peter N. Kellogg	2001	340,002	218,800	146,119(3)	55,000	3,651
Executive Vice President —	2000	125,000	68,250	83,399(4)	225,000	475
Finance, Chief Financial	1999	—	—	—	—	—
Officer						
Sylvie L. Gregoire	2001	273,769	218,700	—	150,000	3,576
Executive Vice President —	2000	225,000	48,500	—	20,000	3,648
Technical Operations	1999	189,769	59,500	—	30,000	3,640

(1) All Other Compensation in 2001 for all of the Named Executive Officers includes (i) the dollar value of matching contributions made in shares of the Company's Common Stock during 2001 under the Company's 401(k) plan in the amount of $2,550 for Mr. Vincent, $2,625 for Mr. Mullen, $1,894 for Dr. Adelman, $2,625 for Mr. Kellogg, and $2,550 for Dr. Gregoire, and (ii) the dollar value of premiums paid by the Company during 2001 with respect to term life insurance for their benefit under an executive life insurance program in the amount of $1,026 for each of the Named Executive Officers.

(2) The 1999 figure includes benefits received in connection with service outside of the United States, including a $23,934 cost of living adjustment, $14,161 in housing-related payments, and payments to cover relocation expenses and an automobile lease. Also includes benefits received with respect to personal income tax preparation services.

(3) The 2001 figure includes benefits received with respect to personal income tax preparation services and relocation expenses; the portion of payments in the amount of $64,103 made in connection with a contingent hiring bonus which became vested in 2001; and an amount of $69,198 representing the difference between the interest rate of loans made by the Company to Mr. Kellogg to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate.

(4) The 2000 figure includes benefits received in connection with Mr. Kellogg's hiring, including $34,615 to cover relocation expenses, the portion of payments in the amount of $25,641 made in connection with a contingent hiring bonus which became vested in 2000, and an amount of $22,033 which represents the difference between the interest rate of loans made by the Company to Mr. Kellogg to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate. Also includes benefits received with respect to personal income tax preparation services.

Option Grants In Last Fiscal Year

The following table sets forth information regarding options granted to the Named Executive Officers in 2001.

| Name | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | |
	Number of Shares Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price($/Sh)	Expiration Date	5%($)	10%($)
James L. Vincent	50,000	1.302	56.3900	12/14/11	1,773,168	4,493,556
James C. Mullen	350,000	9.114	56.3900	12/14/11	12,412,178	31,454,898
Burt A. Adelman	100,000	2.604	56.3900	12/14/11	3,546,334	8,987,112
	40,000	1.042	56.8250	9/28/11	1,429,476	3,622,576
Peter N. Kellogg.............	55,000	1.432	56.3900	12/14/11	1,950,485	4,942,912
Sylvie L. Gregoire	150,000	3.901	57.0500	8/08/11	5,381,765	13,638,451

(1) All options listed were granted pursuant to the 1985 Plan at the market price on the date of grant and have ten-year terms. All of the options, except those granted to Mr. Vincent, vest annually in equal installments over four years, commencing one year from the date of grant. The options granted to Mr. Vincent are immediately exercisable, but the shares issuable upon exercise of the options are subject to repurchase by the Company under certain conditions and for a specified period.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option's exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of stock options will depend on the future performance of the Company's Common Stock, the option holder's continued employment throughout the option period, and the date on which the options are exercised. The potential realizable values for all stockholders at the assumed annual rates of stock price appreciation of 5% and 10% would be $5,407,750,101 and $13,705,543,698, respectively, after ten years beginning December 31, 2001 based upon a price of $58.2000 per share, the closing sale price of the Company's Common Stock on December 31, 2001.

Aggregated Option Exercises In Last Fiscal Year And Year-End Option Values

The following table sets forth information regarding the exercise of options by each of the Named Executive Officers in 2001. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options at December 31, 2001, and the value of "in-the-money" options, which value represents the positive spread between the exercise price of any such option and the fair market value of the Company's Common Stock on December 31, 2001.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Shares Underlying Unexercised Options at Year-End(#)		Value of Unexercised In-the-Money Options at Year-End($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James L. Vincent	0	0	1,210,000(2)	0	18,191,242(2)	0
James C. Mullen	150,500	8,273,764	574,571	1,011,429	16,159,923	5,826,521
Burt A. Adelman.........	0	0	220,800	208,000	8,774,461	1,444,345
Peter N. Kellogg	0	0	45,000	235,000	29,593	217,924
Sylvie L. Gregoire........	20,000	935,620	66,800	200,800	1,672,892	578,908

(1) The value of unexercised in-the-money options at year-end assumes a fair market value for the Company's Common Stock of $58.2000, the closing sale price of the Company's Common Stock on December 31, 2001.

(2) The options granted to Mr. Vincent are immediately exercisable, but the shares issuable upon exercise of the options are subject to repurchase by the Company under certain conditions and for a specified period.

Pension Plan

The Company has a tax-qualified defined benefit pension plan in which all regular U.S. employees participate as of the first day of the quarter following date of hire. Benefits are expressed as cash balance accounts. At the end of each plan year, the participant's cash balance account is increased by an amount equal to a basic credit ranging from 2% to 15% of the participant's compensation during the year depending on the participant's age. In addition, a participant may receive a supplemental credit equal to 3% (or the participant's basic credit percentage, if less) of compensation during the year in excess of the participant's Social Security covered compensation level. Account balances grow each year at a specified rate of interest equal to the average of the One-Year Treasury Bill (T-bill) rate for the prior year plus 1%. The plan's interest credit will not be less than 5.25% nor more than 10%. A participant is eligible to retire and begin receiving his or her vested benefit from the plan as early as age 55. The total account balance is converted to a monthly pension at retirement. Alternatively, a participant may elect to receive his or her account balance as a lump sum. For 1995 and earlier years, the plan's benefit formula provided at different times varying amounts of benefit accrual. A participant's vested interest in the plan is subject to a graded vesting schedule based on years of service with Biogen and fully vests after seven years of service.

The Company also maintains a Supplemental Executive Retirement Plan ("SERP"). The SERP provides senior executives with benefits that, due to tax law limits, cannot be paid from the tax-qualified pension plan. For certain senior executives, the SERP also preserves the level of retirement benefits provided under the pension plan's benefit formula before its amendment effective in 1989 to comply with the Tax Reform Act of 1986.

The following table shows estimated annual benefits payable upon normal retirement (age 65) for life under the pension plan and the SERP. These estimates assume that account balances will grow 7% each year, that an employee will work for the Company until normal retirement age, and that the participant's compensation level equals the amounts shown below for each year of service.

Current Salary Plus Bonus	15	20	25	30	35
300,000	94,000	130,000	174,000	229,000	296,000
400,000	127,000	177,000	237,000	313,000	405,000
500,000	160,000	224,000	301,000	397,000	515,000
600,000	193,000	270,000	364,000	481,000	625,000
700,000	226,000	317,000	427,000	566,000	734,000
800,000	260,000	364,000	490,000	650,000	844,000
900,000	293,000	410,000	554,000	734,000	953,000
1,000,000	326,000	457,000	617,000	818,000	1,063,000
1,100,000	359,000	504,000	680,000	902,000	1,173,000
1,200,000	392,000	550,000	743,000	986,000	1,282,000
1,300,000	425,000	597,000	807,000	1,070,000	1,392,000
1,400,000	458,000	644,000	870,000	1,155,000	1,502,000
1,500,000	491,000	690,000	933,000	1,239,000	1,611,000
1,600,000	524,000	736,000	995,000	1,322,000	1,719,000
1,700,000	557,000	783,000	1,059,000	1,406,000	1,829,000
1,800,000	591,000	830,000	1,122,000	1,490,000	1,938,000
1,900,000	624,000	876,000	1,185,000	1,574,000	2,048,000
2,000,000	657,000	923,000	1,248,000	1,658,000	2,158,000

The (i) current pensionable earnings (salary and bonus), (ii) current years of service and (iii) projected total service at age 65 are as follows for each of the Named Executive Officers: Mr. Vincent, $1,024,324, 16 years and 19 years (projected); Mr. Mullen, $1,757,998, 12.5 years and 34 years (projected); Dr. Adelman, $520,008, 10.5 years and 26 years (projected); Mr. Kellogg $558,802, 1.5 years and 21.5 years (projected); and Dr. Gregoire, $492,469, 6 years and 31 years (projected).

The Company also maintains a Voluntary Executive Supplemental Savings Plan ("Executive Savings Plan"). The Executive Savings Plan provides senior executives with additional tax-deferred savings supplementing those available under the Company's tax-qualified savings plan. The Executive Savings Plan allows senior executives whose compensation exceeds the amount of compensation that may be taken into account by the tax-qualified savings plan for any plan year to make savings deposits under the Executive Savings Plan from such excess compensation with matching Company contributions on the same basis as provided in the tax-qualified savings plan, and allows senior executives to make additional, unmatched savings deposits from base salary or bonus if they elect to do so.

Employment Arrangements with the Company and Certain Transactions

James Mullen, Peter Kellogg, Burt Adelman and Sylvie Gregoire (collectively, the "Executives") each has an employment agreement, as amended from time to time, with the Company under which he or she receives executive life insurance and tax preparation services. The employment agreements for each of the Executives also provide for a specified target bonus each year. Mr. Mullen's employment agreement further provides for a lump sum payment in the event of termination of Mr. Mullen's employment by the Company, other than for cause, in the amount of base salary and target annual performance bonus, for twenty-four months, and certain medical benefits, for twenty four months or until alternative employment is obtained. The employment agreements of Mr. Kellogg, Dr. Adelman and Dr. Gregoire provide for compensation in the event of termination of each executive's employment by the Company, other than for cause, in the amount of the greater of (i) base salary and certain medical benefits, for twelve months or until alternative employment is obtained, if earlier; and (ii) an amount obtained by taken into account the executive's years of service with the Company and such executive's monthly annual compensation, including salary and bonus, as of the date of termination, which amount may not exceed 18 months of monthly annual compensation as of the date of termination. In addition, Mr. Kellogg's employment agreement sets forth certain benefits to which he is entitled in connection with his hiring and relocation in 2000 to the Company's headquarters in Cambridge, Massachusetts. Such benefits include an interest-free mortgage loan secured by the real property acquired with the loan, reimbursement of mortgage-related costs on his former home, a bridge loan on the equity of his former home, which loan has been repaid, and a contingent signing bonus which vests over 3 years.

Mr. Vincent has an employment agreement under which he receives term life, disability and personal liability insurance, personal income tax preparation and tax audit services. Mr. Vincent's agreement was amended in 1996, and again in March 2000. Under Mr. Vincent's amended employment agreement, in the event of a non-cause termination (whether by the Company or by Mr. Vincent in certain circumstances, including following a change of control of the Company), Mr. Vincent will be entitled to receive a payment equal to at least 2.5 times and no more than 6.5 times his average annual cash compensation for the three years preceding termination, depending upon the date of termination. In the event of termination, under certain circumstances, Mr. Vincent will be entitled to the continuation of certain benefits until age 65 as well as continued service credit and possible accelerated payment under the Company's SERP. Termination payments will be made together with the amount of certain excise taxes imposed on the termination payments. The amended agreement also includes a three-year non-competition provision and a two-year non-solicitation provision. Under the March 2000 amendment, the Company exercised its option to extend the term of Mr. Vincent's service as Chairman of the Board to 2004.

The 1985 Plan provides that if an officer or other designated employee or a director is terminated other than for cause at any time within two years following a non-hostile change of control, his or her stock options will accelerate and become fully exercisable. In the event of a hostile change of control of the Company, the stock options of executive officers as well as all other employees and directors will accelerate and become fully exercisable immediately.

In connection with the hiring of certain executives, the Company has granted bonuses contingent upon the executive's continued employment over a period of years. The Company has also, in the ordinary course of its business, made loans to certain executive officers and other key employees in connection with their hiring to facilitate their relocation to the area.

Compensation Committee Interlocks and Insider Participation

In 2001, the members of the Compensation and Management Resources Committee, which determines cash remuneration and benefits for senior executives and reviews executive development and succession, were Roger H. Morley (Chairman), Harold W. Buirkle, Mary L. Good, Phillip A. Sharp and James L. Vincent, the Chairman of the Board of the Company. No member of the Compensation and Management Resources Committee serves as a member of the board of directors or compensation committee of any company that has an executive officer serving as a member of the Company's Board of Directors or the Compensation and Management Resources Committee.

JOINT REPORT ON COMPENSATION PHILOSOPHY
BY THE COMPENSATION AND MANAGEMENT
RESOURCES COMMITTEE AND THE STOCK AND
OPTION PLAN ADMINISTRATION COMMITTEE

Having attained its goal of moving from a development-stage company to a fully-integrated pharmaceutical company, Biogen continues to focus on achieving sustained growth and development. The Company's current strategy towards this objective is to grow the worldwide market for its AVONEX® (Interferon beta-1a) product, develop drugs from its current pipeline, fill its pipeline so that there are new drugs to bring to market in the future, continue to foster the creative energies of the internal research group as a source of new development programs, and do all of this in a financially responsible way so as to maximize value for shareholders. The Company's achievements in 2001 reflect its efforts toward fulfilling this strategy. These achievements included exceeding $1 billion in revenues, achieving $971.6 million in revenues from sales of AVONEX, maintaining AVONEX as the worldwide market leader among multiple sclerosis therapies; completing Phase 3 trials of AMEVIVE® (alefacept) in patients with moderate to severe chronic plaque psoriasis; filing a simultaneous registrational filing for AMEVIVE in the United States and Europe, with submission of data from the Phase 3 studies; in collaboration with Elan Corporation, successfully completing Phase 2 studies of ANTEGREN® (natalizumab) in multiple sclerosis and Crohn's disease, and successfully initiating Phase 3 studies of ANTEGREN in both indications; continuing aggressive development of the Company's clinical pipeline, including entering into a collaboration with ICOS Corporation for the joint development of small molecule antagonists to leukocyte function associated Antigen-1; progress in clinical development programs, including completion of a Phase 1 study for the oral form of the second generation small molecule adenosine A1 receptor antagonist product, and initiation of a Phase 2a trial of the molecule in patients with congestive heart failure; and making substantial progress on the construction of the Company's large scale manufacturing facility in Research Triangle Park, North Carolina and completion of a new building to house process development operations on the Company's Cambridge, Massachusetts campus.

Biogen has chosen challenging goals. The Company's success in achieving its mission to date and the magnitude of this success are due in large part to the Company's philosophy and practice of recruiting, motivating and retaining senior executives with demonstrated talent and managerial leadership skills typically gained from successful experiences in positions of greater scope and responsibility in pharmaceutical and other industry settings. A competitive compensation program has been a crucial part of the Company's efforts. The Biogen executive compensation program consists of three parts: (i) base salary and benefits, (ii) annual bonus and (iii) stock options. The Company's target for total compensation is to be competitive with major biotechnology companies, generally those peer companies with significant revenues and at least one product successfully developed and marketed, and with pharmaceutical industry companies, on a size-adjusted basis. In 2001, the total compensation package paid to executive officers, other than the Chairman, was about average compared to the major biotechnology companies with respect to cash compensation and the value of stock options granted. Individual compensation decisions are made with reference to progress toward goals tailored for Biogen's stage of development.

Base Salary and Benefits

The Company's philosophy is to maintain executive base salary at a competitive level sufficient to recruit individuals possessing the skills and values necessary to achieve the Company's vision and mission over the long term. Determinations of appropriate base salary levels and other compensation elements are generally made through participation in a variety of industry surveys and studies, as well as by monitoring developments in key industries such as the pharmaceutical industry. Periodic adjustments in base salary relate to competitive factors and to individual performance evaluated against pre-established objectives. Executive officers are also entitled to participate in benefit plans generally available to employees and to receive executive life insurance and other benefits as described elsewhere in this Proxy Statement.

Annual Bonus

The Compensation and Management Resources Committee of the Board of Directors, in its discretion, may award bonuses to executive officers. The Company pays bonuses based on each executive officer's achievement of his or her performance goals. The intent of the annual bonus is to motivate and reward performance of senior executives measured against distinct and clearly articulated goals, with a view towards the competitive compensation practices of the biotechnology industry. The goals vary with responsibilities and are based on individual milestones rather than overall measures of the Company's performance. In 2001, these goals included: achieving certain commercial milestones with respect to AVONEX; achieving certain clinical milestones with respect to the Company's key development-stage products, including AMEVIVE, ANTEGREN and the adenosine A1 receptor antagonist small molecule product; achieving certain research and development milestones with respect to the Company's product pipeline; the completion of construction of new facilities in Cambridge, Massachusetts to house process development operations and substantial progress in the construction of large-scale manufacturing capacity in Research Triangle Park, North Carolina; the building of a corporate infrastructure in Japan and Asia; and completing key recruiting and strategic planning efforts.

Stock Options

Stock options are a fundamental element in the total compensation program because they emphasize long-term Company performance as measured by creation of stockholder value and foster a community of interest between stockholders and employees. Accordingly, the Company believes that the use of stock options is preferable to other forms of stock compensation such as restricted stock. Options are granted to all regular full-time employees, and particularly to key employees likely to contribute significantly to the Company. In determining the size of an option grant to an executive officer, the Company considers not only competitive factors, changes in responsibility and the executive officer's achievement of individual pre-established goals, but also the number and terms of options previously granted to the officer. In addition, the Company usually makes a significant grant of options when an executive officer joins the Company. The Stock and Option Plan Administration Committee determines the size of option grants to executive officers.

Options are granted, as a matter of Company policy, at 100% of the fair market value on the date of grant. The Company generally awards options to officers upon the commencement of employment and at regular intervals, but other awards may be made as well. Some of the Company's stock option plans also provide for option grants to members of the Board. Options granted to employees generally vest over periods ranging from four to seven years after grant.

Chief Executive Officer Compensation

The compensation of James C. Mullen reflects the Company's general compensation philosophy. Mr. Mullen's compensation as Chief Executive Officer in 2001 was not formula-based, but rather was determined jointly by the Compensation and Management Resources Committee and the Stock and Option Plan Administration Committee based on the Committees' assessment of Mr. Mullen's performance and review of data showing the compensation of Mr. Mullen's peers in the pharmaceutical and biotechnology industries. The Committees collectively evaluated Mr. Mullen's performance by considering various factors, including the breadth of Mr. Mullen's responsibilities and progress made by the Company toward its goals as measured by the Committees' assessment of the performance of the key departments. In 2001, the quality of Mr. Mullen's performance was reflected in the Company's progress toward its goals.

16

In determining whether to grant Mr. Mullen options, the Compensation and Management Resources Committee and the Stock and Option Plan Administration Committee considered not only competitive factors and Mr. Mullen's performance, but also the number and terms of options previously granted.

Impact of Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) ("Section 162(m)") precludes the Company from taking a deduction for compensation in excess of $1 million paid to the Named Executive Officers. Certain income is not subject to the limit. The Company was able to fully deduct compensation paid to its executive officers in 2001, except for a portion of the compensation paid to Mr. Mullen, the Company's President and Chief Executive Officer. In awarding the compensation to Mr. Mullen, the Board and the Compensation and Management Resources Committee determined that the effect on the Company of being disallowed the deduction was outweighed in light of Mr. Mullen's performance and a review of data showing the compensation of Mr. Mullen's peers in the pharmaceutical and biotechnology industries. Each time Section 162(m) will affect the Company, the Board and its relevant Committees will assess the practical effect on executive compensation and the Company, and determine what action, if any, is appropriate while maintaining the discretion to compensate its executive officers in a manner consistent with the Company's compensation policies without regard to deductibility.

Committees' Roles

The stock option plans for senior executives are administered by the Stock and Option Plan Administration Committee (consisting of Harold Buirkle and Roger Morley) of the Board. Other compensation decisions for senior executives are made by the Compensation and Management Resources Committee and, in the case of the Chief Executive Officer, ratified by the Board based on recommendations from that Committee.

> Roger H. Morley, Chairman,
> Compensation and Management Resources Committee
> Harold W. Buirkle
> Mary L. Good
> Phillip A. Sharp
> James L. Vincent

RELATED PARTY TRANSACTIONS

During 2001, the Company retained the consulting services of Craig Eric Schneier Associates, a sole proprietorship of Craig T. Schneier, who joined the Company in October 2001 as the Company's Senior Vice President of Strategic Organization, Design and Effectiveness. The Company made payments of approximately $400,000 to Craig Eric Schneier Associates for work performed on the Company's behalf in 2001 prior to his joining the Company. The relationship between the two parties terminated prior to Dr. Schneier joining the Company in October 2001 as an employee on a full-time basis.

On September 20, 2001, the Company purchased 130,000 shares of Common Stock in a private transaction from Harold W. Buirkle, one of the Company's directors, for $56.25 per share, or an aggregate price of $7,312,500. The purchase price equaled the sale price of the Company's Common Stock as of the time the repurchase was effected on September 20, 2001.

SECTION 16(a) — BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's officers, directors and greater-than-ten-percent stockholders are required to file reports of ownership and change of ownership with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Based solely on information provided to the Company by the individual directors and officers, the Company believes that, during the fiscal year ended December 31, 2001, all such parties complied with all applicable filing requirements.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its Common Stock during a period commencing on December 31, 1996 and ending December 31, 2001 (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the Company's share price at the end and the beginning of the period; by (ii) the share price at the beginning of the period) with the cumulative return of the Standard & Poor's 500 Stock Index and the Nasdaq Pharmaceutical Stocks Total Return Index. The Nasdaq Pharmaceutical Stocks Total Return Index, which is calculated and supplied by Nasdaq, represents all companies trading on Nasdaq under the Standard Industrial Classification (SIC) Code for pharmaceutical, including biotechnology, companies. Biogen has not paid dividends, and no dividends are included in the representation of the Company's performance. The stock price performance on the graph below is not necessarily indicative of future price performance.



	1996	1997	1998	1999	2000	2001
BIOGEN	100.00	93.86	214.14	436.02	309.91	295.92
Standard & Poors 500	100.00	133.45	172.19	208.54	189.97	167.58
Nasdaq Pharmaceutical Stocks Total Return Index	100.00	103.05	130.81	246.64	307.65	262.19

18

MISCELLANEOUS

Proposals of Stockholders

To be included in the Company's Proxy Statement for consideration at the Annual Meeting of Stockholders to be held in 2003, stockholder proposals must be received by the Company, marked for the attention of the "Executive Vice President — General Counsel," not later than January 8, 2003. The Company's By-laws provide that stockholders desiring to nominate persons for election to the Board or to bring any other business before the stockholders at an annual meeting must notify the Clerk of the Company in writing not less than 60 days, but not more than 90 days, prior to the meeting. If, however, the Company gives less than 70 days' notice or prior public disclosure of the date of the meeting, a stockholder's notice to be timely must be received by the tenth day following the date on which notice or public disclosure of the date of the meeting is made to the stockholders.

Solicitation and Voting of Proxies

The proxy accompanying this Proxy Statement is solicited by the Board of Directors. Directors, officers and other employees of the Company may also solicit proxies by telephone, telegram, fax and personal solicitation. No additional compensation will be paid to any director, officer or employee for such solicitation. The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by the Company. The Company will reimburse brokerage firms and other persons representing beneficial owners of the Company's Common Stock for their expenses in forwarding proxy material to such beneficial owners. The Company has hired D.F. King & Co., Inc. to act as its proxy solicitation agent for the Meeting at a cost of approximately $5,500.

Stockholders of record on April 22, 2002 will be entitled to vote at the Meeting on the basis of one vote for each share held. If a stockholder specifies a choice on the proxy as to how his or her shares are to be voted on a particular matter, the shares will be voted accordingly. Unless authority to vote for any of the proposals is withheld, the shares represented by the enclosed proxy will be voted for such proposals. With respect to the matters to be acted on at the Meeting, abstentions and broker non-votes will neither count for nor against the proposal to be voted upon. For all proposals, abstentions and broker non-votes will be counted toward determination of a quorum.

Incorporation by Reference

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the securities laws that might incorporate future filings, including this Proxy Statement, in whole or in part, the Joint Report on Compensation Philosophy by the Compensation and Management Resources Committee and the Stock Option Plan Administration Committee, the Finance and Audit Committee Report and the Performance Graph included in this Proxy Statement shall not be incorporated by reference into any such filings.

Other Matters

The Board knows of no other business which will be presented at the Meeting. If other business is properly brought before the Meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, YOU ARE URGED TO FILL OUT, SIGN, DATE AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE.

By order of the Board of Directors:

Thomas J. Bucknum

Thomas J. Bucknum
Clerk

Cambridge, Massachusetts
May 8, 2002

20



BIOGEN 8
15 Cambridge Center

BIOGEN 1
241 Binney Street

BROADWAY

PARKING

BIOGEN 2
14 Cambridge Center

BINNEY STREET

VOLPE
TRANSPORTATION
CENTER

BIOGEN 7
10 Cambridge Center

BIOGEN 6
12 Cambridge Center

THIRD STREET

VASSAR STREET

BIOGEN 4
4 Cambridge Center

LONGFELLOW BRIDGE

AMES STREET

MIT

T

MARRIOTT

MAIN STREET

DIRECTIONS TO BIOGEN

From Logan Airport & Boston

Take Sumner Tunnel to Expressway (Rte. 93). Go up ramp for 1/4 mile following signs for Storrow Drive. Take Storrow Drive to left exit marked Kendall Square. Go across Longfellow Bridge over Charles River and follow straight. Marriott Hotel will be 1½ blocks down on left...

From "T"

Take "T" to Kendall Square/MIT stop. Walk straight up stairs...

BIOGEN®

From North or South

Rte. 93 to Storrow Drive. Take Storrow Drive to exit marked Kendall Square. Go across Longfellow Bridge over Charles River and follow straight...

From Waltham and Rte. 2

Rte. 2 to Memorial Drive eastbound. (You will pass Harvard University, The B.U. Bridge, The Mass Ave. Bridge and MIT.) After passing MIT, **Stay to the right.** Take left at lights (Kendall Square) onto Binney Street. Take left at 2nd light onto Third St. Proceed to end and turn right onto Broadway...

From Mass Ave.,

Follow Mass Ave. onto Main Street. Take left onto Ames Street at Legal Seafood...

From West and Mass Pike

Take Mass Pike to exit 18 (Cambridge/Allston/Brighton exit). After toll, bear right (Cambridge/Somerville). Go straight across River Street Bridge. Turn right onto Memorial Drive eastbound. After passing MIT, **stay to the right.** Take left at first set of lights (2nd Kendall Square sign) onto Binney Street. Take left at 2nd light onto Third Street. Proceed to end and turn right onto Broadway...

NOTE: Upon reaching Kendall Square, please refer to Kendall Square/Cambridge Center detail map for Biogen Building locations and parking instructions.



14 Cambridge Center
Cambridge, MA 02142

NOTICE OF ANNUAL MEETING
AND PROXY STATEMENT

Meeting Date
June 14, 2002